Exhibit 21 Subsidiaries of the Registrant
Parent
PVF Capital Corp.

	State or Other
	Jurisdiction of	Percentage
Subsidiaries	Incorporation	Ownership
Park View Federal Savings Bank	United States	100%

PVF Service Corporation	Ohio	100%

PVF Mortgage Corp.	Ohio	100%

PVF Community Development Corp.	Ohio	100%

Mid Pines Land Co.	Ohio	100%

PVF Holdings Inc.	Ohio	100%